March 7, 2025

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	REV Group, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2024
Form 8-K furnished December 11, 2024

File No. 001-37999

Dear Ms. Erlanger and Mr. Woody:

REV Group, Inc. (the “Company”) is in receipt of the letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated March 3, 2025, with respect to the Company’s above-referenced Form 10-K and Form 8-K.

The comment letter requests that the Company respond within ten business days of the date of the letter or inform the Staff when it will respond. As discussed with you, the Company has requested an extension to respond by no later than the close of business on Friday March 21, 2025 and the Company will update the Staff if there is any further time needed to respond.

Please feel free to contact me at (414) 290-0190 should you have any questions.

Sincerely,

/s/ Amy A. Campbell

Amy A. Campbell

Chief Financial Officer

REV Group, Inc.